NEWS RELEASE

Release 05-2006
March 20, 2006	Trading Symbol: WTC:TSX
WTZ: AMEX

For immediate release

WESTERN SILVER EXECUTES DEFINITIVE AGREEMENT WITH GLAMIS GOLD

VANCOUVER, B.C. – Western Silver Corporation (TSX: WTC; AMEX: WTZ) today announced that it has signed a definitive Arrangement Agreement with Glamis Gold Ltd. (NYSE, TSX: GLG) under which Glamis will acquire, through a previously announced plan of arrangement, all of the outstanding shares of Western Silver.

Under the agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and one share in a new exploration and development company called Western Copper Corporation for each issued Western Silver share. Western Silver will transfer to Western Copper Corporation approximately C$38 million in cash, its interest in the Carmacks Copper Project in the Yukon and the early-stage Almoloya exploration project in Mexico.

Complete details of the Arrangement Agreement will be included in the information circular expected to be filed and sent to Western Silver in the first week of April, 2006 to Western Silver shareholders of record as of March 24, 2006. A special meeting of Western Silver shareholders will take place on May 1, 2006 in order to vote on the transaction. Subsequent to approval at the shareholder meeting and receipt of regulatory and court approvals, the transaction is scheduled to close by May 3, 2006.

Western Silver Corporation is a publicly traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to over 700,000 ounces in 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the internet at www.glamis.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

05-2006

For more information, please contact:
Western Silver:
Dale Corman, Chairman and CEO, 604 638 2501
Gerald Prosalendis, V.P. Corporate Development, 604-638-2495

Glamis Gold:
Jeff Wilhoit - Director, Investor Relations
(775) 827-4600 Ext. 3104
jeffw@glamis.com

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.